Dreyfus Appreciation Fund, Inc.

ANNUAL REPORT December 31, 2004



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Appreciation Fund, Inc., covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the fund's sub-investment adviser.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Appreciation Fund, Inc. perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the fund produced a total return of 5.57%.[1] For the same period, the total return of the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 11.04%.[2]

Although stocks generally gained value over the reporting period, the market's strength was concentrated primarily among stocks at the lower end of the S&P 500 Index's capitalization range. The fund's return was lower than the S&P 500 Index because the larger stocks on which the fund focuses tended to trail the averages. In addition, the fund's results were hindered by a handful of company-specific disappointments.

What is the fund's investment approach?

The fund invests primarily in large, well-established multinational companies that we believe are solidly positioned to weather difficult economic climates and thrive in more favorable environments. We focus on purchasing blue-chip stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks in prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average growth potential.

At the same time, we manage the fund in a manner particularly well-suited to long-term investors. Our investment approach is based on targeting long-term growth rather than short-term profit. Generally, we buy and sell relatively few stocks during the course of the year, helping to minimize investors' tax liabilities and reduce trading costs.[3]

What other factors influenced the fund's performance?

Despite generally strong earnings reports from large-cap companies, large-cap stocks failed to advance significantly for much of the year. Over the first 10 months of 2004, the stock market traded within a relatively narrow range, with returns constrained by uncertainty related to a fitfully growing economy, rising short-term interest rates, the U.S. presidential elections and the insurgency in Iraq. The stock market began to rally more substantially in November and December, accounting for much of the 12-month return of the S&P 500 Index.

In this challenging environment, investors generally continued to favor smaller stocks that, in their view, had greater potential for growth than large, well-established companies. As a result, the dominant multinational corporations in which the fund invests produced relatively lackluster results.

In addition, the fund's emphasis on consumer, financial and health care stocks hurt the fund's relative performance. In the technology area, semiconductor manufacturer Intel suffered from the effects of unexpectedly soft demand for its products. The fund's returns from the financials sector were held back by its investment in insurance and investment firm Marsh & McLennan Cos., which experienced turmoil related to allegations of unfair business practices. Returns from the fund's health care holdings suffered when industry bellwethers Pfizer and Merck & Co. encountered safety-related issues affecting one of their better-selling drugs. In the consumer area, Coca-Cola was hurt by slower sales in Germany and North America.

On the other hand, the fund received strong results from its energy holdings. Integrated oil companies, including Exxon Mobil, ChevronTexaco and British Petroleum, benefited from surging oil and gas prices during the reporting period. Gains in diversified health care company Johnson & Johnson helped offset some of the weaknesses experienced by other large drug producers. In the industrials area, shares of General Electric rose as investors responded to the diversified company's renewed focus on growth businesses, which is expected to boost financial results in 2005. Food and tobacco giant Altria Group gained value when the company began to consider the possibility of separating its business units into independent entities. Finally, publishing conglomerate McGraw-Hill Cos. benefited from gains in its for-profit education businesses as well as better results from its Standard & Poor's subsidiary.

Some changes to the fund during the reporting period included the elimination of the fund's positions in Ford, Bell South, IBM and SBC Communications. We added ConocoPhillips and Occidental Petroleum to the fund's holdings in the energy sector because we believe that supply-and-demand imbalances are likely to continue to support oil prices. We also established positions in food distributor Sysco, home improvement retailer Home Depot and media conglomerate Viacom.

What is the fund's current strategy?

Although they were out of favor for much of the reporting period, we have maintained our longstanding focus on large, high-quality corporations with dominant market positions. Valuations of the largest companies in the S&P 500 Index have fallen below historical norms, which we believe makes them attractive opportunities in a moderately growing economic environment. Indeed, many of the fund's holdings ended the reporting period with record levels of cash on their balance sheets, which can be used to grow existing businesses, enter new ones or enhance shareholder value through stock buy-backs or dividend increases.

January 18, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

FUND PERFORMANCE



| Dreyfus Appreciation Fund, Inc. | ———— |
| Standard & Poor's 500 Composite Stock Price Index† | ▬ ▬ ▬ |

$31,292
$30,502

Dollars

Years Ended 12/31

Comparison of change in value of $10,000 investment in Dreyfus Appreciation Fund, Inc. and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Fund	**5.57%**	**(0.88)%**	**11.80%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Appreciation Fund, Inc. on 12/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Appreciation Fund, Inc. from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 4.91
Ending value (after expenses)	$1,034.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 4.88
Ending value (after expenses)	$1,020.31

† *Expenses are equal to the fund's annualized expense ratio of .96%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks–98.2%	Shares		Value ($)
Banking–8.1%			
Bank of America	1,950,000		91,630,500
Federal Home Loan Mortgage	550,000		40,535,000
Federal National Mortgage Association	1,780,000		126,753,800
HSBC Holdings, ADR	600,000	a	51,084,000
SunTrust Banks	675,000		49,869,000
			359,872,300
Capital Goods–6.1%			
Emerson Electric	950,000		66,595,000
General Electric	5,600,000		204,400,000
			270,995,000
Consumer Durables & Apparel–.8%			
Christian Dior	550,000	a	**37,343,807**
Consumer Staples–5.5%			
Sysco	600,000		22,902,000
Wal-Mart Stores	1,900,000		100,358,000
Walgreen	3,080,000		118,179,600
			241,439,600
Diversified Financials–9.1%			
American Express	1,600,000		90,192,000
Citigroup	3,600,333		173,464,044
JP Morgan Chase & Co.	1,925,000		75,094,250
Merrill Lynch	1,050,000		62,758,500
			401,508,794
Energy–15.1%			
BP, ADR	2,300,000		134,320,000
ChevronTexaco	2,600,000		136,526,000
ConocoPhillips	800,000		69,464,000
Exxon Mobil	5,332,598		273,348,973
Occidental Petroleum	400,000		23,344,000
Royal Dutch Petroleum	500,000		28,690,000
			665,692,973

Common Stocks (continued)	Shares	Value ($)
Food, Beverage & Tobacco−15.6%		
Altria Group	4,100,000	250,510,000
Anheuser-Busch Cos.	1,400,000	71,022,000
Coca-Cola	3,140,000	130,718,200
Kraft Foods, Cl. A	1,250,000	44,512,500
Nestle, ADR	1,250,000	82,304,687
PepsiCo	2,100,000	109,620,000
		688,687,387
Hotels Restaurants & Leisure−.9%		
McDonald's	1,225,000	**39,273,500**
Household & Personal Products−5.5%		
Colgate-Palmolive	1,010,000	51,671,600
Estee Lauder Cos., Cl. A	800,000	36,616,000
Procter & Gamble	2,800,000	154,224,000
		242,511,600
Insurance−4.6%		
American International Group	1,150,000	75,520,500
Berkshire Hathaway, Cl. A	820 [b]	72,078,000
Marsh & McLennan Cos.	1,700,000	55,930,000
		203,528,500
Media/Entertainment−5.6%		
Fox Entertainment Group, Cl. A	782,700 [b]	24,467,202
McGraw-Hill Cos.	1,100,000	100,694,000
News, Cl. A	4,200,000 [a]	78,372,000
News, Cl. B	240,000 [a]	4,608,000
Time Warner	1,007,500 [b]	19,585,800
Viacom, Cl. B	600,000	21,834,000
		249,561,002
Pharmaceuticals & Biotechnology−11.2%		
Abbott Laboratories	1,500,000	69,975,000
Johnson & Johnson	2,150,000	136,353,000
Eli Lilly & Co.	900,000	51,075,000

Common Stocks (continued)	Shares	Value ($)
Pharmaceuticals & Biotechnology (continued)		
Merck & Co.	1,500,000	48,210,000
Pfizer	5,775,000	155,289,750
Roche Holding, ADR	300,000	34,837,500
		495,740,250
Retailing—2.6%		
Home Depot	1,100,000	47,014,000
Target	1,300,000	67,509,000
		114,523,000
Semiconductors & Semiconductor Equipment—4.0%		
Intel	7,650,000	**178,933,500**
Software & Services—2.3%		
Microsoft	3,750,000	**100,162,500**
Transportation—1.2%		
United Parcel Service, Cl. B	600,000	**51,276,000**
Total Common Stocks		
(cost $3,100,732,968)		**4,341,049,713**

Short-Term Investments—2.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.9%, 2/24/2005		
(cost $89,212,863)	89,468,000	**89,213,016**

Investment of Cash Collateral for Securities Loaned—.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $28,134,800)	28,134,800 c	**28,134,800**
Total Investments (cost $3,218,080,631)	**100.9**	**4,458,397,529**
Liabilities, Less Cash and Receivables	**(.9)**	**(38,234,861)**
Net Assets	**100.0%**	**4,420,162,668**

ADR—American Depository Receipts.

a   All or a portion of these securities are on loan. At December 31, 2004 the total market value of the fund's securities on loan is $26,569,860 and the total market value of the collateral held by the fund is $28,134,800.

b   Non-income producing.

c   Investment in affiliated money market mutual fund.

Portfolio Summary †

	Value (%)		Value (%)
Food, Beverage & Tobacco	15.6	Consumer Staples	5.5
Energy	15.1	Household & Personal Products	5.5
Pharmaceuticals & Biotechnology	11.2	Short-Term/	
Diversified Financials	9.1	Money Market Investments	2.7
Banking	8.1	Other	16.4
Capital Goods	6.1		
Media/Entertainment	5.6		**100.9**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $26,569,860)–Note 1(c):		
Unaffiliated issuers	3,189,945,831	4,430,262,729
Affiliated issuers	28,134,800	28,134,800
Cash		2,707,454
Dividends and interest receivable		6,443,914
Receivable for shares of Common Stock subscribed		3,664,375
Prepaid expenses		136,878
		4,471,350,150
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		2,271,236
Due to Fayez Sarofim & Co.		1,006,953
Liability for securities on loan–Note 1(c)		28,134,800
Payable for shares of Common Stock redeemed		18,432,148
Accrued expenses		1,342,345
		51,187,482
Net Assets ($)		**4,420,162,668**
Composition of Net Assets ($):		
Paid-in capital		3,227,278,307
Accumulated undistributed investment income–net		868,488
Accumulated net realized gain (loss) on investments		(48,301,025)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		1,240,316,898
Net Assets ($)		**4,420,162,668**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		114,258,842
Net Asset Value, offering and redemption price per share ($)		**38.69**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $669,184 foreign taxes withheld at source)	97,458,195
Interest	1,386,967
Income from securities lending	211,669
Total Income	**99,056,831**
Expenses:	
Investment advisory fee–Note 3(a)	11,777,252
Sub-Investment advisory fee–Note 3(a)	11,432,252
Shareholder servicing costs–Note 3(b)	16,126,430
Prospectus and shareholders' reports	230,965
Custodian fees–Note 3(b)	183,829
Registration fees	141,345
Directors' fees and expenses–Note 3(c)	128,199
Professional fees	58,616
Loan commitment fees–Note 2	27,266
Interest expense–Note 2	2,236
Miscellaneous	94,650
Total Expenses	**40,203,040**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(7,769)
Net Expenses	**40,195,271**
Investment Income–Net	**58,861,560**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(19,038,589)
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	193,679,447
Net Realized and Unrealized Gain (Loss) on Investments	**174,640,858**
Net Increase in Net Assets Resulting from Operations	**233,502,418**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	58,861,560	43,573,434
Net realized gain (loss) on investments	(19,038,589)	(28,231,960)
Net unrealized appreciation (depreciation) on investments	193,679,447	641,172,330
Net Increase (Decrease) in Net Assets Resulting from Operations	**233,502,418**	**656,513,804**
Dividends to Shareholders from ($):		
Investment income–net	**(58,753,473)**	**(43,629,479)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	1,550,117,898	1,115,149,789
Dividends reinvested	52,752,382	40,095,009
Cost of shares redeemed	(1,339,496,487)	(914,570,827)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**263,373,793**	**240,673,971**
Total Increase (Decrease) in Net Assets	**438,122,738**	**853,558,296**
Net Assets ($):		
Beginning of Period	3,982,039,930	3,128,481,634
End of Period	**4,420,162,668**	**3,982,039,930**
Undistributed investment income–net	868,488	746,842
Capital Share Transactions (Shares):		
Shares sold	41,406,737	33,593,113
Shares issued for dividends reinvested	1,364,779	1,104,628
Shares redeemed	(35,740,833)	(27,727,163)
Net Increase (Decrease) in Shares Outstanding	**7,030,683**	**6,970,578**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended December 31,			
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	37.14	31.20	38.02	42.93	45.73
Investment Operations:					
Investment income—net[a]	.52	.42	.31	.28	.29
Net realized and unrealized gain (loss) on investments	1.55	5.93	(6.81)	(4.88)	.42
Total from Investment Operations	2.07	6.35	(6.50)	(4.60)	.71
Distributions:					
Dividends from investment income—net	(.52)	(.41)	(.30)	(.31)	(.29)
Dividends from net realized gain on investments	–	–	(.02)	–	(3.09)
Dividends in excess of net realized gain on investments	–	–	–	–	(.13)
Total Distributions	(.52)	(.41)	(.32)	(.31)	(3.51)
Net asset value, end of period	38.69	37.14	31.20	38.02	42.93
Total Return (%)	5.57	20.39	(17.14)	(10.75)	1.80
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.95	.96	.97	.91	.89
Ratio of net expenses to average net assets	.95	.96	.97	.91	.89
Ratio of net investment income to average net assets	1.40	1.28	.90	.72	.64
Portfolio Turnover Rate	8.23	4.73	1.77	5.03	4.28
Net Assets, end of period ($ x 1,000)	4,420,163	3,982,040	3,128,482	3,394,522	3,846,196

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Appreciation Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investment in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain other money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $868,488, accumulated capital losses $48,301,025 and unrealized appreciation $1,240,316,898.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $264,160 of the carryover expires in fiscal 2010, $16,259,904 expires in fiscal 2011 and $31,776,961 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $58,753,473 and $43,629,479, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency transactions, the fund increased accumulated undistributed investment income-net by $13,559 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2004, was $132,500 with a related weighted average annualized interest rate of 1.66%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Fees payable by the fund pursuant to the provisions of an Investment Advisory Agreement with Dreyfus and a Sub-Investment Advisory Agreement with Sarofim are payable monthly, computed on the average daily value of the fund's net assets at the following annual rates:

Average Net Assets	Dreyfus	Sarofim
0 up to $25 million	.44 of 1%	.11 of 1%
$25 million up to $75 million.	.37 of 1%	.18 of 1%
$75 million up to $200 million	.33 of 1%	.22 of 1%
$200 million up to $300 million	.29 of 1%	.26 of 1%
In excess of $300 million	.275 of 1%	.275 of 1%

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25 of 1% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2004, the fund was charged $10,549,775 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2004, the fund was charged $849,318 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2004, the fund was charged $183,829 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,036,175, shareholder services plan fees $928,695, custodian fees $45,110 and transfer agency per account fees $261,256.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $605,745,435 and $336,528,192, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $3,218,080,631; accordingly, accumulated net unrealized appreciation on investments was $1,240,316,898, consisting of $1,311,502,416 gross unrealized appreciation and $71,185,518 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the

Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Appreciation Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Appreciation Fund, Inc., including the statement of investments, as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Appreciation Fund, Inc. at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 11, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction and also for the fiscal year ended December 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15% as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $58,753,473 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (1981)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1981)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

———————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fischer Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 92 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 12 investment companies (comprised of 23 portfolios) managed by Dreyfus. She is 42 years old and has been an employee of Dreyfus since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 90 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 107 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 102 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Appreciation Fund, Inc.

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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